EXHIBIT 23.2

A	C	I	ARMANDO C. IBARRA Certified Public Accountants A Professional Corporation

Armando C. Ibarra, C.P.A . Armando Ibarra, Jr., C.P.A., JD	Members of the California Society of Certified Public Accountants Members of the American Institute of Certified Public Accountants Members of the Better Business Bureau since 1997

April 25, 2006

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, consents to the inclusion of our reports of the audited financial statements of NatureWell, Incorporated for the years ended June 30, 2005 and 2004 and our review report for the period ended December 31, 2005, in the SB-2 dated April 25, 2006 with the U.S. Securities and Exchange Commission or other regulatory agency.

Very truly yours,

/S/ Armando C. Ibarra______ Armando C. Ibarra, C.P.A.

371 E Street, Chula Vista, Ca. 91910
Tel: (619) 422-1348	Fax: (619) 422-1465